March 14, 2012

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE: Brinker International, Inc.

Form 10-K for the year ended June 29, 2011 filed August 29, 2011

File No. 001-10275

Dear Mr. Humphrey:

The purpose of this letter is to provide the detailed response of Brinker International, Inc. to the comments set forth in your letter dated March 2, 2012. For your convenience, your comments have been reproduced in their entirety followed by our responses. In providing our response to your comments, we acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in our filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended June 29, 2011

General

1. You state on page 13 that you have restaurants in overseas countries, including Syria, and we note on your website that a Chili's restaurant was opened in Tartous, Syria, on January 27, 2011. Syria is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any products, services, or funds that you have provided into Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Syrian governments or entities it controls.

Response:

Brinker International, Inc. ("Brinker") had previously entered into a development agreement with Tropicana for Projects, an Egyptian closed joint stock company ("Tropicana"), for the rights to develop ten (10) Chili's restaurants in Morocco for a development fee of $200,000 in June 2008. Tropicana is a subsidiary company of Amer Group Holdings, an Egyptian company publically traded on the Egyptian stock exchange (EGX: AMER). Tropicana has been a franchisee of Brinker since October 1993 and currently operates 20 franchised Chili's restaurants in Egypt in addition to the one location in Syria. By June 2010, despite diligent efforts, Tropicana failed to find suitable locations to develop restaurants in Morocco and offered to develop in Syria as an alternative in connection with Amer Group's newest resort project Porto Tartous. In June 2010, Brinker and Tropicana entered into an amendment of the existing development agreement replacing the development rights in Morocco with the rights to develop ten (10) restaurants in Syria from December 2010 to December 2018. Subsequently, Tropicana opened the Chili's restaurant at Porto Tartous in Syria in January 2011. In accordance with terms of the development agreement, Brinker and Tropicana entered into a franchise agreement for the Porto Tartous location which governs Tropicana's responsibilities for operating the restaurant. Future development of Chili's restaurants in Syria has been impacted by the current political and economic climate in Syria.

Outside of the advice, counsel and services that are Brinker's standard obligations as franchisor under the development agreement and related franchise agreement, Brinker provides no other products, services or funds to Tropicana in connection with operation of the Chili's restaurant. As a franchisee, Tropicana is responsible for all matters related to owning and operating the restaurant, including supply chain management and employment matters. Consistent with all of its franchise relationships, Brinker monitors Tropicana's operations to ensure compliance with the standards required under the franchise agreement. All funds remitted to Brinker are paid by Tropicana from its Egyptian banking relationships.

Additionally, Brinker has pursued the registration of the Chili's trademarks with the Syrian Directorate of Commercial and Industrial Property Protection ("DCIP").  Through outside counsel, in 2008, Brinker sought the registration of four trademarks in Syria. To date, Brinker has paid the Abu-Ghazaleh Intellectual Property firm, a Jordanian company with offices throughout the Middle East region, a total of approximately $5,700 for preparation and filing of the trademarks, including fees payable to the DCIP. No additional trademark filings are contemplated at the present time.

Other than the above described situations, Brinker has had no other contact, agreements or other arrangements with the Syrian government or entities it controls.

2. Please discuss the materiality of your contacts with Syria and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Response:

As described above, Brinker's contact with the Syrian government is merely limited to the registrations of trademarks, and as such poses no material risk to the investment of its security holders. The value of the Chili's brand is not dependent in any material manner on the ownership of the Chili's trademark rights or the development of Chili's restaurants in Syria.

Prior to the franchise agreement for the Porto Tartous Chili's restaurant, Brinker had no revenues associated with Syria and only minor expenses related to trademark filings. Since the January 2011 opening of the restaurant, Brinker has received a one-time franchise fee of $40,000 for the opening of the restaurant and continues to receive a royalty fee of 4% of sales from the restaurant. Brinker recognized approximately $7,600 of royalty revenues in fiscal 2011 and approximately $8,400 in fiscal 2012 through the end of the second quarter. Brinker has an outstanding receivable balance of approximately $15,500 related to royalty and marketing fees associated with the Porto Tartous restaurant. These amounts are not material to Brinker's operating results or balance sheet.

As noted above, future development has been impacted due to the current political and economic climate in Syria. Given the immaterial contacts and revenues from Syria, Brinker believes that a reasonable investor would not consider the development in Syria as harmful to Brinker's reputation and share value.

Exhibit 13, 2011 Annual Report to Shareholders

Management's Discussion and Analysis

Liquidity and Capital Resources, page F-8

3. We note your disclosure that as of June 29, 2011, you had an undrawn $200 million revolving credit facility which expires June 2015. In future filings, please expand the disclosure to discuss whether during the period you withdrew and repaid amounts under this facility for working capital or other short-term or long-term borrowing needs, along with disclosing the weighted average amount of borrowings, if any, and the weighted average interest rate on such borrowings. For guidance, refer to Section II.A. of FR-83, Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in MD&A, issued September 17, 2010.

Response:

We have not drawn any funds from the revolving credit facility to date. In future filings, we will expand our disclosures in Management's Discussion and Analysis to discuss the amounts withdrawn and repaid under our revolving credit facility, if any, along with the weighted average amount of borrowings and the weighted average interest rate on such borrowings, as detailed in Section II.A. of FR-83.

If you have any additional questions, feel free to contact me at 972-770-5995.

Sincerely,

/s/ Guy J. Constant

Guy J. Constant

Executive Vice President and Chief

Financial Officer